[Progress Software Letterhead]
May 14, 2007
VIA EDGAR

Mr. Mark Kronforst
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Progress Software Corporation Form 10-K for Fiscal Year Ended November 30, 2006 Filed February 13, 2007 Form 8-K Filed March 20, 2007 File No. 000-19417

Dear Mr. Kronforst:
This letter is submitted on behalf of Progress Software Corporation (“we” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of April 30, 2007 to Joseph W. Alsop, Chief Executive Officer of the Company (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Form 10-K for the Year Ended November 30, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2005 Compared to Fiscal 2004, page 20
1.	Your response to prior comment number 1 indicated that you believe that volume is a key indicator. You further indicated that your disclosures are consistent with the spirit of the disclosure requirements of Section III.B.1 of SEC Release No. 33-8350. Tell us why you do not believe that further quantitative disclosure regarding volume is required in order to comply with the release. Note that the release indicates that disclosure of key indicators that are used by management and would be material to investors is required.

Response 1:
We believe that we comply with the spirit of the disclosure requirements as the points that we discuss in MD&A are the same measures that we utilize internally. Our key internal indicators are the amount of revenue for a particular product line, such as OpenEdge, DataDirect, etc. and the impact of changes in such revenue due to foreign exchange rate movement. We do not actively monitor the number of licenses or number of users, but referenced volume in our filings to delineate from price changes. As previously noted, we have not experienced significant changes in prices.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1: Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 33
2.	We have read your response to prior comment number 3 and recognize that your use of contract accounting is minimal. However, you should note that the accounting requirements of the proportional performance method are not the equivalent of the percentage-of-completion as you indicated in your response. Although the application of the proportional performance model to service transactions frequently results in revenue recognition based on the percentage of completion of the service, it is not appropriate to recognize costs in the same manner. Please ensure that your accounting for these contracts reflects this distinction.
Response 2:
We will ensure that our accounting for service arrangements reflects this distinction. In addition, while such service arrangements have historically been insignificant, we have reviewed such arrangements and our historical accounting also reflects this distinction.
Form 8-K filed March 20, 2007
Exhibit 99.1
3.	We believe that the columnar format of the “Non-GAAP Condensed Consolidated Statements of Income” appearing in your earnings release furnished in the Form 8-K may create the unwarranted impression to investors that this non-GAAP statement of income has been prepared under a comprehensive set of accounting rules and principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.

As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financials, Question 8.
Response 3.
In future Form 8-K filings that furnish press releases with financial information that contain non-GAAP financial measures, we will not include “Non-GAAP Condensed Consolidated Statements of Income,” but will instead present the individual non-GAAP financial measures as either subtotals or line items with a reconciliation to the directly comparable GAAP measure and otherwise in compliance with Item 10(e)(1)(i) of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financials, Question 8.
If you should have any questions concerning the enclosed matters, please contact the undersigned at 781-280-4524.
Sincerely,
/s/ David H. Benton, Jr.
David H. Benton, Jr.
Vice President and Corporate Controller

cc:	David Edgar Norman R. Robertson, Senior Vice President and Chief Financial Officer Joseph W. Alsop, Chief Executive Officer